Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

• Company Name: RISTec-Biz Co., Ltd.

• Total Assets (KRW): 1,477,851,307

• Total Shareholders’ Equity (KRW): 401,655,793

• Total Liabilities (KRW): 1,076,195,514

• Total Capital (KRW): 50,000,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 143